                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         COMMISSION FILE NUMBER 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

          Form 20-F [X] Form 40-F [ ]

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

          Yes [ ] No [X]

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

          Yes [ ] No [X]

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

          Yes [ ] No [X]

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Semiconductor Manufacturing
                                 International Corporation


                                 By: /s/ Richard R. Chang
                                     --------------------------------------
                                     Name:  Richard R. Chang
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer

Date: August 27, 2004

Semiconductor Manufacturing International Corporation (the "Registrant") is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release, dated August 27, 2004, relating to the Registrant's launch of 0.18um high voltage single-chip LCD driver technology.

                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------
Exhibit 99.1: Press release, dated August 27, 2004, relating to the Registrant's launch of 0.18um high voltage single-chip LCD driver technology.

                                                                    Exhibit 99.1

SMIC LAUNCHES 0.18 UM HIGH VOLTAGE SINGLE-CHIP LCD DRIVER TECHNOLOGY

Shanghai, China, August 27, 2004 - Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) today announced the successful development of 0.18um 30V to 40V high voltage device and process technology. This will enable SMIC to provide a competitive foundry offering of 0.18um CMOS based single-chip HV LCD driver technology in the emerging mobile phone market.

"This new process technology will offer customers a complete set of 1.8V, 5V and 30V to 40V CMOS transistors plus MiM and OTP (One time programmable) cells with competitive device performance suitable for small size, low-power consumption single-chip LCD HV driver application. We believe that this key technology achievement will position SMIC at the frontline of this technology area." said Mr. Roger Lee, Senior Vice President of SMIC's Memory Technology Development Center which is responsible for the development and implementation of DRAMs, Flash, embedded Flash, advanced EEPROM-based Smart Card, High Voltage LCD drivers, LCOS micro display and CMOS image sensors.

The technology can be used for mobile phones and other applications in the communication market and support the global and domestic customers to accelerate their penetration of the new-generation LCD driver market.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:
Sarina Huang
Public Relations Department
Tel: 86-21-5080-2000 ext. 10356
Fax: 86-21-5080-2868